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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			  Under the Securities Exchange Act of 1934
						(Amendment No. 1)

					Ascent Entertainment Group, Inc.
						(Name of Issuer)

						 Common Stock
					(Title of Class of Securities)

						  043628106
						(CUSIP Number)

				   Benjamin L. Douglas, Esq.
				   Shartsis Friese & Ginsburg
				 One Maritime Plaza, 18th Floor
				     San Francisco, CA 94111
						(415) 421-6500
-------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

						June 1, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 043628106						Page 2 of 8 Pages

-------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Snyder Capital Management, L.P.
-------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
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3	SEC USE ONLY
-------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF and WC
-------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
-------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
-------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				3,597,590
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						4,069,690
-------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,069,690
-------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*  							/ /
-------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	13.7
-------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN and IA
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 043628106						Page 3 of 8 Pages

-------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Snyder Capital Management, Inc.
-------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
-------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF
-------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
-------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
-------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				3,597,590
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						4,069,690
-------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,069,690
-------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*				/ /
-------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	13.7
-------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 043628106						Page 4 of 8 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Ascent Entertainment Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1225 Seventeenth Street, Suite 1800, Denver, CO 80202.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Snyder
Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in
Instruction C of Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert John Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

	SCMI is the sole general partner of SCMLP. Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife").
As of June 30, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests of Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

	SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding advisory accounts managed by SCMLP are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

	(b)	The business address of SCMLP, SCMI, Snyder, Niemasik,
Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of MetLife is One Madison Avenue, New York, New York 10010.

SCHEDULE 13D

CUSIP No. 043628106						Page 5 of 8 Pages


	(c)	SCMLP is an investment adviser registered under the
Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

	(d)	During the last five years, none of the Named Persons has
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Named Persons was a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	SCMLP is a Delaware limited partnership.  SCMI is a Delaware corporation.  Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-
Snyder and Umberfield are all citizens of the United States of America.


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount


SCMLP		Funds Under Management	$43,193,430


ITEM 4.	PURPOSE OF TRANSACTION.

SCMLP acquired the Stock on behalf of its advisory clients for the purpose of investment. None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of SCMLP's advisory clients for the purpose of investment.

SCHEDULE 13D

CUSIP No. 043628106						Page 6 of 8 Pages

As described in the Filers' Schedule 13D filed on May 25, 1999, with respect to the Issuer, on May 5, 1999, Snyder, the President of SCMI, sent a letter to each member of the Issuer's Board of Directors that raised concerns regarding the Issuer's recent agreement (the "Agreement") to sell various assets. Because the Issuer and its directors and officers have failed to respond to that letter, even four weeks after they received it, SCMLP continues to believe that the Issuer's Board of Directors has little regard for enhancing stockholder value. Therefore, SCMLP intends to request that the Board take steps to eliminate the Issuer's Rights Plan that was adopted on June 27, 1997. Further, SCMLP believes that the Board's fiduciary duty to the Issuer's stockholders requires the Board not to sell the Issuer's assets piecemeal through a secretive process, but rather to hold an OPEN auction for ALL of the Issuer's significant assets, including, without limitation, the assets identified in the Agreement.

SCMLP has communicated, and intends to communicate, with the Issuer's Board of Directors and other stockholders to discuss issues related to the enhancement of stockholder value. In addition, SCMLP may discuss these issues with its legal and other advisers.

SCMLP may purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the
Issuer.   SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP consider to be in the interests of such clients.

Other than as described above, none of the Filers has any present plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

To the knowledge of the Filers, the beneficial ownership of the Stock by the Filers is reflected on the cover pages of each Filer and the other Named Persons do not beneficially own any Stock.

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since May 25, 1999:

		Purchase			   Number			  Price
Name		or Sale	Date		  of Shares		Per Share

SCMLP	P	5/26/99	60,000	11.000
SCMLP	P	5/26/99	16,000	11.000
SCMLP	P	5/26/99	33,100	11.000

SCHEDULE 13D

CUSIP No. 043628106						Page 7 of 8 Pages


SCMLP	P	5/26/99	45,000	11.000
SCMLP	P	5/26/99	9,800	11.000
SCMLP	P	5/26/99	9,400	11.000
SCMLP	P	5/26/99	54,000	11.000
SCMLP	P	5/26/99	30,000	11.000
SCMLP	P	5/28/99	6,000	11.125
SCMLP	P	5/28/99	4,300	11.125
SCMLP	P	5/28/99	9,000	11.125
SCMLP	P	5/28/99	8,000	11.125
SCMLP	P	5/28/99	9,000	11.125
SCMLP	P	5/28/99	25,000	11.125
SCMLP	P	5/28/99	3,000	11.125
SCMLP	P	5/28/99	20,000	11.125
SCMLP	P	5/28/99	35,000	11.125
SCMLP	P	5/28/99	13,000	11.125
SCMLP	P	5/28/99	5,000	11.125
SCMLP	P	5/28/99	1,000	11.125


All transactions were executed through the Nasdaq National Market.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the class.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP's agreements with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SCHEDULE 13D

CUSIP No. 043628106						Page 8 of 8 Pages


SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	June 1, 1999

SNYDER CAPITAL MANAGEMENT, L.P.

By:	Snyder Capital Management, Inc.
	General Partner

	By:	/s/ Steven J. Block
		Steven J. Block
		Vice President


SNYDER CAPITAL MANAGEMENT, INC.


By:	/s/ Steven J. Block
	Steven J. Block
	Vice President

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